Coca-Cola

Coca-Cola Amatil

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

File Number: 82.2994

24 October 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6555
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

Coca-Cola Amatil Completes
Sale of South Korean Business

Sydney, 24 October 2007: Coca-Cola Amatil Ltd ("CCA") advises that it has completed the sale of its South Korean business to LG Household & Health Care Ltd ("LGH&H").

The total sale proceeds, including net debt, received by CCA for the sale of the Korean business was $520 million, which is in line with previous guidance of $520 - $545 million. After allowing for net debt of the Korean business of $106 million, the net consideration of $414 million was paid by LGH&H on 24 October 2007.

The Managing Director of CCA, Mr. Terry Davis said, "We are pleased to have successfully completed the sale of CCA's Korean business to LGH&H following an extensive sale process. This sale delivers on a key outcome of our 2007 strategic review process."

CCA will provide a trading update on its current business performance and forecast 2007 full-year outlook on Wednesday 5 December 2007.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Macquarie St
Sydney NSW 2000
AUSTRALIA

END